UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 22, 2023

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S Investor Relations Novo Alle 1 2880 Bagsværd Denmark Telephone: +45 4444 8888 www.novonordisk.com CVR no: 24 25 67 90 Company announcement No 14 / 2023 Notice for the Annual General Meeting of Novo Nordisk A/S Bagsværd, Denmark, 22 February 2023 – The Annual General Meeting of Novo Nordisk A/S will be held on: Thursday 23 March 2023 at 14.00 (CET) The Annual General Meeting is held as a partially electronic general meeting. Accordingly, shareholders can choose between participating in person at Bella Center, Center Boulevard 5, DK - 2300 Copenhagen S, Denmark or participating virtually via an IT application. We encourage shareholders to exercise their rights by submitting proxies or votes by correspondence in advance of the Annual General Meeting. Also, Novo Nordisk offers the possibility of viewing the Annual General Meeting via live webcast on Novo Nordisk’s website. Please refer to the notice for further information. The notice for the Annual General Meeting, including Appendix: Candidates for the Board of Directors, is enclosed. BOARD OF DIRECTORS All Board members elected by the Annual General Meeting are up for election. The Board of Directors proposes re - election of Helge Lund as chair of the Board and re - election of Henrik Poulsen as vice chair. Jeppe Christiansen has decided not to stand for re - election as member of the Board. The Board proposes re - election of the following Board members: Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Kasim Kutay, Christina Law and Martin Mackay as members of the Board.

Novo Nordisk A/S Investor Relations Novo Allé 2880 Bagsværd Denmark Telephone: +45 4444 8888 Internet: www.novonordisk.com CVR no: 24 25 67 90 Company announcement No 14 / 2023 Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 54,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo - B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube. Contact for further information Media: Ambre Brown Morley +45 3079 9289 abmo@novonordisk.com Natalia Salomao Abrahao (US) +1 848 304 1027 niaa@novonordisk.com Investors: Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Annual General Meeting 2023 Erik Hageman (right) is one of Denmark's longest - living people with type 1 diabetes, pictured here with his son Lars who also has type 1 diabetes and his grandchild Holger. Novo Nordisk A/S – Novo Alle 1, 2880 Bagsværd, Denmark – CVR no. 24256790

Annual General Meeting 2023 2 Novo Nordisk ANNUAL GENERAL MEETING 2023 The Board of Directors invites the shareholders to the 2023 Annual General Meeting The Annual General Meeting of Novo Nordisk A/S (the 'Company') will be held on Thursday 23 March 2023 at 14.00 (CET). The meeting will be held as a partially electronic general meeting. Accordingly, shareholders can choose between participating in person at Bella Center, Center Boulevard 5, DK - 2300 Copenhagen S, Denmark, or participating virtually. Also, a live webcast of the meeting will be available on www.novonordisk.com. After the completion of the Annual General Meeting, the Company will host an informal shareholders’ meeting beginning Thursday 23 March 2023 at 17.00 (CET). Shareholders can choose to participate in person at Bella Center or follow the webcast on www.novonordisk.com.

Novo Nordisk
Annual General Meeting 2023 3

# Agenda

1. The Board of Directors' oral report on the Company's activities in the past financial year
2. Presentation and adoption of the audited Annual Report 2022
3. Resolution to distribute the profit according to the adopted Annual Report 2022
4. Presentation of and advisory vote on the Remuneration Report 2022
5. Approval of the remuneration of the Board of Directors
   - **5.1** Approval of the remuneration of the Board of Directors for 2022
   - **5.2** Approval of the remuneration level of the Board of Directors for 2023
   - **5.3** Amendment to the Remuneration Policy
6. Election of members to the Board of Directors:
   - **6.1** Election of chair
   - **6.2** Election of vice chair
   - **6.3** Election of other members to the Board of Directors
7. Appointment of auditor
8. Proposals from the Board of Directors and/or shareholders:
   - **8.1** Reduction of the Company's B share capital by nominally DKK 5,000,000 by cancellation of B shares
   - **8.2** Authorisation to the Board of Directors to allow the Company to repurchase own shares
   - **8.3** Authorisation to the Board of Directors to increase the Company's share capital
   - **8.4** Proposal from the shareholder Kritiske Aktionærer on product pricing
9. Any other business

## Participate or View

**Participate at the Annual General Meeting, in person or virtually:**
Request an admission card via the Investor Portal latest by Friday 17 March 2023 at 23:59 (CET).

**Grant proxy or vote by correspondence:**
Fill in the proxy form latest by Friday 17 March 2023 at 23:59 (CET) or submit your vote by correspondence latest by Wednesday 22 March 2023 at 12:00 noon (CET), via the Investor Portal.

**Participate at the Informal Shareholders' Meeting:**
Request an admission card via the Investor Portal latest by Friday 17 March 2023 at 23:59 (CET).

**View the live webcasts of the Annual General Meeting and Informal Shareholders' Meeting:**
Go to Novo Nordisk's website: www.novonordisk.com

**Investor Portal:**
www.novonordisk.com/investors/investor-portal-and-SHARE-magazine.html

## Contact

**Novo Nordisk A/S**
Novo Alle 1, 2880 Bagsværd, Denmark
Website: www.novonordisk.com/AGM
Phone: +45 4444 8888
Email: AGmeeting@novonordisk.com

**Computershare A/S**
Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark
Website: www.computershare.dk
Phone: +45 4546 0997 weekdays 9.00-15.00 (CET)
Email: agm@computershare.dk

**Bella Center**
Center Boulevard 5, 2300 Copenhagen S, Denmark
Website: www.bellacentercopenhagen.dk
Phone: +45 3252 8811

Annual General Meeting 2023 4 Novo Nordisk Elaboration on the items on the agenda Item 1: The Board of Directors' oral report on the Company’s activities in the past financial year The Board of Directors proposes that the oral report on the Company’s activities in the past financial year is noted by the Annual General Meeting. Item 2: Presentation and adoption of the audited Annual Report 2022 The Board of Directors proposes that the audited Annual Report 2022 is adopted by the Annual General Meeting. The Annual Report is available on the Company’s website at novonordisk.com/annual - report.html. Item 3: Resolution to distribute the profit according to the adopted Annual Report 2022 The Board of Directors proposes that the final dividend for 2022 is DKK 8.15 for each Novo Nordisk A or B share of DKK 0.20. The total dividend for 2022 of DKK 12.40 includes both the interim dividend of DKK 4.25 for each Novo Nordisk A and B share of DKK 0.20, which was paid in August 2022, and the final dividend of DKK 8.15 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2023. The total dividend per share is increased by 19.2% compared to 2021. The total dividend for 2022 corresponds to a pay - out ratio of 50.3%. Item 4: Presentation of and advisory vote on the Remuneration Report 2022 The Board of Directors proposes that the Remuneration Report 2022 is adopted by the Annual General Meeting. The Remuneration Report 2022 is available on the Company’s website at novonordisk.com/agm. Item 5: Approval of the remuneration of the Board of Directors Item 5.1: Approval of the remuneration of the Board of Directors for 2022 The Board of Directors proposes that the actual remuneration of the Board of Directors for 2022 of DKK 20.2 million, as reported on page 7 of the Remuneration Report 2022, is approved by the Annual General Meeting, corresponding to the remuneration level approved by the Annual General Meeting in 2022. Item 5.2: Approval of the remuneration level of the Board of Directors for 2023 The remuneration of the Board of Directors was most recently adjusted in 2022. The Board proposes to adjust the remuneration level in line with general salary inflation of Danish based employees by increasing remuneration by 3.8%. Thus, the Board proposes that the 2023 base fee is increased from DKK 755,000 to DKK 784,000. As mentioned in the notice for the Annual General Meeting 2022 the Board of Directors expected to undertake a general review of the Board remuneration levels during 2022 in light of the general market developments for board remuneration as well as the developments in Novo Nordisk’s business. The Remuneration Committee and the Board has now conducted the review of the level of board fees, including a comparison against the board fees paid by Nordic general industry companies as well as European pharma companies similar to Novo Nordisk in size, complexity and market capitalisation (see the Remuneration Report 2022, page 6). The benchmark shows that the 2022 fee to the Chair of Novo Nordisk A/S was between the median and the upper quartile of the Nordic general industry peer group and below the lower quartile of the European Pharma peer group. To reflect the Company’s position relative to the Nordic general industry peer group and the European Pharma peer group, secure a competitive fee level and fairly reflect the chair’s role, actual function and responsibilities in the Board, the Board proposes to increase the fee to the chair from 3.00 times the base fee in 2022 to 4.00 times the base fee as from 2023 and reflect this change in the Remuneration Policy. This change would now place the fee to the chair above the upper quartile of the Nordic peer group while still place it below the lower quartile of the European Pharma peer group based on 2022 benchmark figures. Accordingly, the board members shall receive multiples of the base fee in accordance with the Remuneration Policy: 1. The chair shall receive 4.00 times the base fee. 2. The vice chair shall receive 2.00 times the base fee. 3. The other board members shall receive the base fee. In addition, board committee members shall receive the following: 1. The Audit Committee chair shall receive 1.00 times the base fee.

Annual General Meeting 2023 5 Novo Nordisk 5.2 to increase the fee of the chair to 4.00 times the base fee, the Board of Directors proposes, as the only amendment, to reflect this increase in section 2 of the Remuneration Policy. Item 6: Election of members to the Board of Directors Item 6.1: Election of chair The Board of Directors proposes re - election for a one - year term of Helge Lund as chair of the Board of Directors. Item 6.2: Election of vice chair The Board of Directors proposes re - election for a one - year term of Henrik Poulsen as vice chair of the Board of Directors. Item 6.3: Election of other members to the Board of Directors The Board of Directors proposes re - election for a one - year term of the following shareholder - elected board members: Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Kasim Kutay, Christina Law and Martin Mackay. Jeppe Christiansen has decided not to stand for re - election. Please see the Appendix for a description of the qualifications, executive and non - executive functions, etc. held in other companies by the nominated candidates. Item 7 : Appointment of auditor The Board of Directors proposes re - appointment of Deloitte Statsautoriseret Revisionspartnerselskab in accordance with the Audit Committee’s recommendation . The recommendation from the Audit Committee is free from influence by third parties and no agreements with third 2. Audit Committee members shall receive 0.50 times the base fee. 3. Chairs of the Nomination Committee, the Remuneration Committee and the Research and Development Committee shall receive 0.50 times the base fee and committee members of the Nomination Committee, the Remuneration Committee and the Research and Development Committee shall receive 0.25 times the base fee. In addition, the Board of Directors proposes that the travel allowance is similarly adjusted by 3 . 7 % in line with general salary inflation to the following : 1. For board meetings and committee - related meetings held in the home country of the board member with five hours or more air travel each member shall receive DKK 42 , 000 . 2. For board meetings and committee - related meetings held outside the home country of the board member, but on home continent each member shall receive DKK 42,000. 3. For board meetings and committee - related meetings held on another continent than the home country of the board member each member shall receive DKK 84 , 000 . The actual remuneration of the Board of Directors for 2023 shall be approved by the Annual General Meeting in 2024. The Board of Directors expects to continue the general review of the Board remuneration levels during 2023 in light of the general market developments for board remuneration as well as the developments in Novo Nordisk’s business. Based on the review the Board may submit a proposal for adjusted Board remuneration to the Annual General Meeting in 2024. Item 5.3: Amendment to the Remuneration Policy In consequence of the adoption of the proposal under item parties which restrict the choice as regards the appointment of a particular statutory auditor or audit firm have been imposed on it. Item 8: Proposals from the Board of Directors and/or shareholders Item 8 . 1 : Reduction of the Company's B share capital by nominally DKK 5 , 000 , 000 by cancellation of B shares The Board of Directors proposes that the Company’s B share capital is reduced from DKK 348 , 512 , 800 to DKK 343 , 512 , 800 by cancellation of part of the Company’s own holding of B shares at a nominal value of DKK 5,000,000 divided into 25,000,000 B shares of DKK 0.20 each. After reduction of the share capital, the Company’s share capital will amount to DKK 451,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 343,512,800. The purpose of the reduction of the Company’s share capital is to distribute funds to the shareholders by way of the Company repurchasing shares in accordance with the authorisations granted to the Board of Directors at previous Annual General Meetings. If the proposal is adopted, the Company’s holding of own shares will be reduced by 25,000,000 B shares of DKK 0.20 each. These B shares were repurchased for the total sum of DKK 19,210,000,000 which means that, in addition to the nominal reduction amount, DKK 19,205,000,000 has been distributed to shareholders. The Board of Directors’ proposal to reduce the Company’s B share capital is made in order to maintain capital structure flexibility. Adoption of the proposal implies the following amendment of Article 3.1 of the Articles of Association taking effect upon completion of the capital reduction:

Annual General Meeting 2023 6 Novo Nordisk Therefore, the Board of Directors proposes to extend the authorisation for a period of 1 year until 25 March 2025 and to limit the maximum share capital increase to a total of nominally DKK 45,100,000 for the authorisations under Article 5.3. Article 5.3, subject to adoption of the proposal, will be worded as follows: “(a) Until 25 March 2025, the Board of Directors shall be authorised to increase the share capital in one or more stages with pre - emptive rights for the existing shareholders by up to a total nominal amount of DKK 45,100,000. The capital increase may take place by payment in cash. The capital increase may take place at a subscription price lower than the market price, provided that the capital increase takes place proportionately between A shares and B shares. The holders of A shares shall in such case have a pre - emptive right to subscribe for new A shares, and holders of B shares shall have a pre - emptive right to subscribe for new B shares. If the capital increase takes place at market price, the capital increase may take place by proportionate issuance of A shares and B shares or by issuance of B shares only. In case of issuance of A shares as well as B shares, the holders of A shares shall have a pre - emptive right to subscribe for new A shares, and holders of B shares shall have a pre - emptive right to subscribe for new B shares. In case of issuance of B shares only, the holders of both classes of shares shall have proportionate pre - emptive subscription rights for the new B shares. (b) Until 25 March 2025, the Board of Directors is authorised to increase the share capital in one or more stages without “3.1 The Company’s share capital amounts to DKK 451,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 343,512,800.” Item 8.2: Authorisation to the Board of Directors to allow the Company to repurchase own shares The Board of Directors proposes that an authorisation of the Board of Directors is granted to allow the Company to repurchase own shares until the Annual General Meeting in 2024, up to a total nominal amount of DKK 45,100,000, corresponding to 10% of the share capital following the capital reduction, cf. item 8.1, subject to a holding limit of 10% of the share capital. The repurchase must take place at a price equal to the share price quoted at the time of the repurchase with a deviation of up to 10%. Novo Nordisk’s guiding principle is that any excess cash should be returned to investors. The dividend policy is to have a dividend level comparable to our peers, and this is complemented by share repurchase programmes to ensure the guiding principle is achieved. The Company considers it good corporate governance and consistent with the Company’s strategy for its share repurchase programmes that the mandate to repurchase existing shares is limited in amount and affirmed by the Annual General Meeting on a regular basis. Item 8.3: Authorisation to the Board of Directors to increase the Company's share capital The Board of Directors’ current authorisation in Article 5.3 of the Articles of Association to increase the share capital expires on 24 March 2024. pre - emptive rights for the existing shareholders by issuing B shares for up to a total nominal amount of DKK 45,100,000. The capital increase shall take place at market price and may take place either by payment in cash or by contribution of assets other than cash. (c) The authority given to the Board of Directors under Articles 5.3(a) - (b) above can in the aggregate only be exercised to increase the share capital by a maximum nominal amount of DKK 45,100,000.” Item 8.4: Proposal from the shareholder Kritiske Aktionærer on product pricing Proposal to the Annual General Meeting, submitted by Kritiske Aktionærer: ”Novo Nordisk must reduce the prices of vital medicines, so that the profit (operating profit) is aimed at being reduced by DKK 25 billion. Compared to the profit in 2022 of DKK 74.8 billion, the profit will still be able to reach just under DKK 50 billion corresponding to the annual profits in each of the years 2015, 2016 and 2017.” Comments by the Board of Directors: The Board of Directors does not support the proposal. Pricing of Novo Nordisk’s pharmaceutical products is agreed with health care authorities and buyers around the world. The agreed prices reflect the innovation and risk that has been undertaken by Novo Nordisk in developing the pharmaceutical products. Moreover, Novo Nordisk continues to take action under the social responsibility strategy ‘Defeat Diabetes’ with a keen focus on access and affordability and prevention. The number of people with diabetes treated with Novo Nordisk products,

Annual General Meeting 2023 7 Novo Nordisk Additional information Majority requirements To adopt the proposals under items 8.1 and 8.3 of the agenda, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting, and not less than two thirds of the votes cast and share capital represented shall vote for the proposals. All other proposals on the agenda may be adopted by a simple majority of votes. Item 4 is up for advisory vote. Share capital and record date The current share capital of the Company amounts to DKK 456,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 348,512,800. Each A share capital amount of DKK 0.01 carries 10 votes and each B share capital amount of DKK 0.01 carries 1 vote. The record date is Thursday 16 March 2023. Participation and voting rights Anyone who is registered as a shareholder in the register of shareholders at the end of the record date, Thursday 16 March 2023, or who has made a request to such effect by that date is entitled to participate and vote at the Annual General Meeting. The participation and voting rights are determined by the number of shares held by each shareholder at the end of the record date as per the register of shareholders as well as any notification for registration received by the Company by that time but which has not yet been entered in the register. How to vote in advance – proxy and correspondence voting Shareholders who wish to vote in advance or who cannot attend the Annual General Meeting are encouraged to submit proxies or votes by correspondence. Proxy voting and correspondence voting: Shareholders may grant proxy to a named third party or to the Board of Directors. Alternatively, shareholders may cast their vote in advance of the meeting (vote by correspondence). Proxies and votes by correspondence may be submitted in the following ways: • via the InvestorPortal. Logging on requires MitID/NemID or username and password. The InvestorPortal can be accessed via Novo Nordisk’s website www.novonordisk. com/investors/investor - portal - and - SHARE - magazine.html or via Computershare A/S’ website www.computershare.dk, or • by downloading a form from novonordisk.com/AGM. Print, complete, sign and send the form via email to agm@ computershare.dk or by ordinary letter to Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark. Proxies shall be received by Friday 17 March 2023 at 23:59 (CET). Votes by correspondence shall be received no later than Wednesday 22 March 2023 at 12:00 noon (CET). calculated as a moving annual total, was 36.3 million at the end of 2022, and close to 5.5 million of these were reached via our access and affordability initiatives. As an example, the Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By the end of 2022, the program is providing free care to more than 41,000 children and adolescents living with type 1 diabetes in 18 low - and middle - income countries. Our Annual Report 2022 and our website, novonordisk.com, provide an extensive description of our approach and practices, as well as relevant disclosures and data.

Annual General Meeting 2023 8 Novo Nordisk • Virtual participation by PC or by smartphone/tablet. This includes the possibility for viewing the broadcast of the meeting, voting, expressing opinions and asking questions in writing. • Viewing the webcast of the Annual General Meeting on Novo Nordisk’s website. The webcast does not offer possibilities for voting, expressing opinions or asking questions at the Annual General Meeting. The three options are further described below. Participation in person: To participate in person, shareholders should sign up by requesting an admission card latest by Friday 17 March 2023 at 23:59 (CET). For guidance, please refer to the “Admission card” section below. The venue of the Annual General Meeting is Bella Center, Center Boulevard 5, DK - 2300 Copenhagen S, Denmark. Please use Entrance 6. In case of a vote, shareholders participating in person must submit their votes during the meeting via the application named Computershare Meeting Services, and shareholders must bring and use their own PC/smartphone/tablet to access the application. For guidance, please refer to the “Computershare Meeting Services” section below. Shareholders who do not have the possibility to bring and use their own device may borrow one at the venue. Virtual participation: To participate virtually at the Annual General Meeting, shareholders should sign up by requesting an admission card Proxies apply to all items discussed at the meeting. In the event new proposals are submitted, including amendments or proposals for election of members to the Board of Directors or appointment of auditor not on the agenda, the proxy holder will vote according to his/her best belief. Votes by correspondence will be taken into account if a new proposal is substantially the same as the original. How to ask questions in advance Shareholders may ask questions in advance of the Annual General Meeting. • For questions about participation, admission cards, the InvestorPortal, how/when/where to submit proxies and votes by correspondence, how to use Computershare Meeting Services, registration of shares by name and other technical questions concerning the Annual General Meeting, please contact Computershare A/S by email to agm@computershare.dk or by telephone +45 45 46 09 97 weekdays between 9.00 and 15.00 (CET). • Shareholders having questions to the items on the agenda or about Novo Nordisk in general are encouraged to submit these in advance by email to AGmeeting@ novonordisk.com no later than Wednesday 22 March 2023 at 12:00 noon (CET). The questions will as far as possible be answered in writing prior to the Annual General Meeting. A summary of questions and answers will be published on our website novonordisk.com/AGM. How to participate – participation in person, virtual participation or viewing the webcast Novo Nordisk offers three different ways for the shareholders to participate in or view the Annual General Meeting: • Participation in person. This includes the possibility for voting, expressing opinions and asking verbal questions. latest by Friday 17 March 2023 at 23:59 (CET). For guidance, please refer to the “Admission card” section below. Virtual participation takes place through the application named Computershare Meeting Services which is accessible by web browser. For guidance, please refer to the “Computershare Meeting Services” section below. Webcast: Shareholders can watch the live webcast in Danish and English on the Company's website novonordisk.com. The webcast will also be available on the website after the meeting. The live webcast is publicly accessible and requires no admission card. Computershare Meeting Services: Computershare Meeting Services will be used for participation in person as well as virtual participation and is accessible by web browser. Accordingly, shareholders should ensure to have available a PC/smartphone/tablet with a web browser installed and have an adequate and functioning internet connection during the Annual General Meeting. Wifi will be available at the venue of the Annual General Meeting. The minimum system requirements are: The latest version of Google Chrome, Safari, Microsoft Edge or Firefox web browser. A User guide for Computershare Meeting Services is available on novonordisk.com/AGM. Admission card Admission card for the Annual General Meeting is necessary for participating in person as well as virtually. Admission

Annual General Meeting 2023 9 Novo Nordisk Information on novonordisk.com The following information is available on novonordisk.com/AGM until and including the date of the Annual General Meeting: • Notice to convene the Annual General Meeting, including the agenda and complete proposals and a description of the nominated board candidates (Appendix), • The aggregate number of shares and voting rights as of the date of the notice to convene the Annual General Meeting, • The audited Annual Report 2022, • The Remuneration Report 2022, • The proposed revised Remuneration Policy, • The proxy and voting by correspondence form, • The registration form, • A summary of potential questions received from shareholders and answers from Novo Nordisk, and • User guide for the Computershare Meeting Services application. Dividends The dividend as approved by the Annual General Meeting will be transferred to the shareholders via VP Securities A/S after deduction of withholding tax, if any. Further information on dividends may be found in the Annual Report 2022 under 'Shares and capital structure'. Electronic communication Since 1 January 2021, Novo Nordisk no longer sends out hard copies of notices for general meetings. It is possible to receive the Annual Reports, the quarterly update “Share” and notices of general meetings and shareholders’ meetings electronically by email from Novo Nordisk. Should you wish to receive such communication from us, please register your email address cards are issued electronically and may be obtained: • via the InvestorPortal. Logging on requires MitId/NemID or username and password. The InvestorPortal can be accessed via Novo Nordisk’s website www.novonordisk.com/ investors/investor - portal - and - SHARE - magazine.html or via Computershare A/S’ website: www.Computershare.dk, or • by contacting Computershare A/S by phone +45 45 46 09 97 weekdays between 9.00 and 15.00 (CET) or via email: agm@computershare.dk. Admission cards will be sent to the shareholder’s email address specified in the InvestorPortal upon registration and will include a link to the user guide for the Computershare Meeting Services application. Admission cards and Computershare Meeting Services user credentials for advisors/companions will also be sent to the shareholder’s email address but will be separate from admission cards and user credentials for the shareholder. Admission cards will not be sent by ordinary mail. An admission card is not necessary for viewing the webcast. Language Representatives of the Company and the chair of the Annual General Meeting will conduct their presentations in English. Shareholders participating virtually via the Computershare Meeting Services application or in person at Bella Center may choose to ask questions and express opinions in Danish or English. Simultaneous interpretation from English to Danish and from Danish to English will be available to in person participants at Bella Center, virtual participants in the Computershare Meeting Services application as well as in the webcast. on the InvestorPortal via this link: www.novonordisk.com/ investors/investor - portal - and - SHARE - magazine.html. Shareholders’ meeting On Thursday 23 March 2023 at 5.00 pm (CET), after the Annual General Meeting, the Company will host an informal Shareholders' meeting conducted primarily in Danish for its shareholders at Bella Center, Center Boulevard 5, DK - 2300 Copenhagen S, Denmark. A live webcast of the meeting will be available on novonordisk.com. Admission card for the shareholders’ meeting is necessary for participating in person. Admission cards are issued electronically and may be obtained: • via the InvestorPortal. Logging on requires MitId/NemID or username and password. The InvestorPortal can be accessed via Novo Nordisk’s website www.novonordisk.com/ investors/investor - portal - and - SHARE - magazine.html or via Computershare A/S’ website: www.Computershare.dk, or • by contacting Computershare A/S by phone +45 45 46 09 97 weekdays between 9.00 and 15.00 (CET) or via email: agm@computershare.dk. Processing of personal data For information about how Novo Nordisk processes your personal data as a shareholder, see the Company’s Notices of Personal Data Processing on: www.novonordisk.com/ content/dam/nncorp/global/en/investors/pdfs/20180716_ GDPR_notification_to_shareholders.pdf and on www.novonordisk.com/AGM. Best regards, Novo Nordisk A/S The Board of Directors, 22 February 2023

Novo Nordisk

Annual General Meeting 2023 10

# Appendix Candidates for the Board of Directors

### General considerations

All shareholder-elected board members are to be elected or re-elected each year for a one-year term and the terms for each and all board members expire at the Annual General Meeting in March 2023.

The Nomination Committee assists the Board with the identification and nomination of board members based on the Board Competence Profile which is available at https://www.novonordisk.com/about/corporate-governance.html. Also, all Board members should possess integrity, accountability, fairness, financial literacy, commitment, desire for innovation and a corporate social responsible mindset.

Additionally, the collective competences of the shareholder-elected Board members should include the following:

**Competences and experience to be represented on the Board (shareholder-elected Board members only)**

| | | |
|---|---|---|
| Global corporate leadership | Healthcare and pharma industry | Finance & accounting |
| Business development, M&A and external innovation sourcing | Human capital management | Medicine & science |
| Environmental, social and governance (ESG) | Technology, data & digital | |

If all proposed candidates are elected to the Board, the Board would collectively possess the desired competences and experience.

### Diversity ambition

It is the aim that at least two shareholder-elected members are of Nordic nationality and two of non-Nordic nationality and to have at least three shareholder-elected Board members of each gender by 2024. With the proposed candidates the shareholder-elected Board members will consist of three Nordic members and six non-Nordic members. Of these, three members are female and six are male. Thus, the Board of Directors fulfils its nationality and gender ambition.

### Independence

It is Novo Nordisk's aspiration that at least half of its shareholder-elected Board members should be independent in accordance with the Danish Recommendations on Corporate Governance.

Further, in order to ensure that Novo Nordisk and its controlling shareholder share a common vision and goals, it is desirable to have a number of Board members representing the main shareholder. However, in order to get an outside perspective on Novo Nordisk's business, it is also desirable to have a number of Board members who do not represent the main shareholder.

Two of the proposed candidates, Mr Poulsen and Mr Kutay, are not considered to be independent of the Company as Mr Poulsen holds a board position at Novo Holdings A/S and Mr Kutay is chief executive officer of Novo Holdings A/S, the main shareholder of the Company. If all proposed candidates are elected to the Board, the Board will satisfy the aspiration to have a number of Board members representing the main shareholder and that at least half of the Board members elected by the shareholders shall be independent.

After the Annual General Meeting the Board will elect its committee members and e.g. intends to elect members of the Audit Committee who qualify as independent as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms.

Annual General Meeting 2023 11 Novo Nordisk Helge Lund Chair of the Board Standing for election as Chair First elected in 2017 (please see further below) Most recently elected in 2022 Chair since 2018 Chair of the Chair Committee and of the Nomination Committee Independent Positions and management duties in other enterprises: Chair of the board of directors of BP p.l.c.*, UK and Inkerman AS, Norway. Member of the board of directors of P/F Tjaldur, Faroe Islands and Belron SA, Luxembourg. Operating advisor to Clayton Dubilier & Rice, US. Member of the board of trustees of the International Crisis Group. Board committee memberships in other enterprises: Chair of the people & governance committee, BP p.l.c.*, UK. Member of the remuneration committee, Belron SA, Luxembourg. Former positions: Mr Lund served as chief executive of BG Group plc, UK, the global oil and gas company, from 2015 to 2016 when the company was acquired by Shell. Prior to that Mr Lund served as president and CEO of Equinor ASA (formerly known as Statoil ASA), Norway, from 2004 to 2014. From 2002 to 2004 Mr Lund served as president & CEO of Aker Kvaerner ASA, Norway, an industrial conglomerate with operations in oil and gas, engineering and construction, pulp and paper, and shipbuilding. From 2014 to 2015 Mr Lund was a member of the Board of Directors of Novo Nordisk A/S. Special competences: Global corporate leadership; Healthcare and pharma industry; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management; Environmental, social and governance (ESG). Education: 1991 MBA, INSEAD, France. 1987 MA Economics, NHH Norwegian School of Economics & Business Administration, Norway. Mr Lund is a Norwegian national, born October 1962. Henrik Poulsen Vice chair of the Board Standing for election as Vice chair Vice chair since 2022 First elected in 2021 Most recently elected in 2022 Member of the Chair Committee, of the Audit Committee and of the Remuneration Committee Not independent Positions and management duties in other enterprises: Chair of the supervisory board of Carlsberg A/S*, Denmark and Chair of the board of directors of Faerch A/S, Denmark. Member of the board of directors of Novo Holdings A/S, Denmark and Ørsted A/S*, Denmark. Member of the supervisory board of Bertelsmann SE & Co. KGaA, Germany. Senior advisor to A.P. Møller Holding A/S, Denmark. Board committee memberships in other enterprises: Chair of the nomination committee and member of the remuneration committee, Carlsberg A/S*, Denmark. Former positions: Mr Poulsen served as president and CEO of Ørsted A/S, Denmark, a global leader in renewable energy, in the period 2012 - 2020. Prior to that Mr Poulsen was president and CEO of the telecommunication company TDC A/S, Denmark. From 2007 - 2008 Mr Poulsen served as operating executive of Kohlberg Kravis Roberts & Co. in the UK preceded by executive roles with the LEGO group, Denmark, in the period 1999 - 2006. Special competences: Global corporate leadership; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management; Environmental, social and governance (ESG). Education: 1994 MSc, Finance & Accounting, Aarhus School of Business, Denmark. 1991 BSc, International Business, Aarhus School of Business, Denmark. Mr Poulsen is a Danish national, born September 1967. The individual candidates *public company

Annual General Meeting 2023 12 Novo Nordisk Laurence Debroux Member of the Board First elected in 2019 Most recently elected in 2022 Chair of the Audit Committee Member of the Remuneration Committee Independent Positions and management duties in other enterprises: Member of the board of directors of Exor N.V.*, the Netherlands, Solvay S.A.*, Belgium, HEC Paris Business School, France, and Kite Insights (The Climate School), UK. Board committee memberships in other enterprises: Chair of the audit committee and member of the ESG committee, Exor N.V.*, the Netherlands. Member of the audit committee, Solvay S.A.*, Belgium. Former positions: From 2015 to 2021 Ms Debroux was group chief financial officer, executive board member, of Heineken N.V. From 2010 to 2015 Ms Debroux held the position as group chief financial officer, executive board member, at JCDecaux SA, France. From 1996 to 2010 Ms Debroux held a number of positions at Sanofi Aventis (previously Sanofi SA), including those of chief strategic officer, chief financial officer and deputy chief financial officer. Special competences: Global corporate leadership; Healthcare and pharma industry; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management; Environmental, social and governance (ESG). Education: 1992 Master Degree, HEC Paris, Ecoles des Hautes Etudes Commerciales, France. Ms Debroux is a French national, born July 1969. Andreas Fibig Member of the Board First elected in 2018 Most recently elected in 2022 Member of the Research & Development Committee Independent Positions and management duties in other enterprises: Member of the board of directors of ExlService Holdings, Inc.*, US, Indigo Agriculture Inc., US, and EvodiaBio ApS, Denmark. Honorary director of the German American Chamber of Commerce, US. Board committee memberships in other enterprises: None. Former positions: From 2012 to 2022, Mr Fibig was chair and chief executive officer of International Flavors & Fragrances Inc., US. In the period 2008 to 2014, Mr Fibig was president and chair of the board of management of Bayer HealthCare Pharmaceuticals, a division of Bayer AG, Germany. Previously, Mr Fibig held several positions of increasing responsibility at Pfizer, Inc., US, including the roles as senior vice president of the US pharmaceutical operations from 2007 to 2008, and as president of Latin America, Africa and Middle East from 2003 to 2007. Special competences: Global corporate leadership; Healthcare and pharma industry; Technology, data & digital; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management; Environmental, social and governance (ESG). Education: 1982 Degree in Marketing, Berlin School of Economics, Germany. Mr Fibig is a German national, born February 1962. The individual candidates (continued) *public company

Annual General Meeting 2023 13 Novo Nordisk Sylvie Grégoire Member of the Board First elected in 2015 Most recently elected in 2022 Member of the Audit Committee, of the Nomination Committee and of the Research & Development Committee Independent Positions and management duties in other enterprises: Co - founder and executive chair of the board of directors of EIP Pharma, Inc., US. Member of the board of Perkin Elmer Inc.*, US, and F2G Ltd., UK. Advisor to Sofinnova Telethon Fund, France. Board committee memberships in other enterprises: Member of the nominating & corporate governance committee and the compensation & benefits committee, Perkin Elmer Inc.*, US. Former positions: Ms Grégoire is former president of Human Genetic Therapies Shire PLC, US and Switzerland, from 2007 to 2013. Prior to that, she was executive chair of IDM Pharma Inc., US, from 2006 to 2007, and president and chief executive officer in GlycoFi Inc., US, from 2003 to 2004. Special competences: Global corporate leadership; Healthcare and pharma industry; Medicine & science; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management. Education: 1986 Pharmacy Doctorate degree, the State University of NY at Buffalo, US. 1984 BA in Pharmacy, Laval University, Canada. 1980 Science College degree, Séminaire de Sherbrooke, Canada. Ms Grégoire is both a Canadian and US national, born November 1961. Kasim Kutay Member of the Board First elected in 2017 Most recently elected in 2022 Member of Nomination Committee and of the Research & Development Committee Not independent Positions and management duties in other enterprises: Chief executive officer of Novo Holdings A/S, Denmark. Member of the board of directors of Novozymes A/S*, Denmark. Board committee memberships in other enterprises: Member of the nomination & remuneration committee, Novozymes A/S*, Denmark. Former positions: From 2009 to 2016 Mr Kutay was managing director, co - head of Europe and member of the global management committee of Moelis & Co., UK. From 2007 to 2009 Mr Kutay was managing director and head of Financial Solutions Group of SUN Group, UK. From 1989 to 2007 Mr Kutay held a number of positions at Morgan Stanley, UK, including chair of the European Healthcare Group. Mr Kutay was member of the board of trustees of Northwick Park Institute for Medical Research, UK, from 2005 to 2016. Mr Kutay was member of the board of governors from 2006 to 2011 and the investment committee from 2011 to 2016 of the School of Oriental and African Studies (SOAS), UK. Special competences: Global corporate leadership; Healthcare and pharma industry; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management. Education: 1987 MSc in Economics, the London School of Economics, UK. 1986 BSc in Economics, the London School of Economics, UK. Mr Kutay is a British national, born May 1965. The individual candidates (continued) *public company

Annual General Meeting 2023 14 Novo Nordisk Christina Law (full name: Choi Lai Christina Law) Member of the Board First elected in 2022 Most recently elected in 2022 Member of the Audit Committee Independent Positions and management duties in other enterprises: Group CEO of Raintree Group of Companies and member of the board of directors of Raintree Group Limited, Hong Kong, China, Raintree Investment Pte Ltd., Singapore, and La Fondation des Champions, France. Member of the board of directors of INSEAD Business School, Singapore/France. Board committee memberships in other enterprises: Nomination and compensation committee, INSEAD Business School, Singapore/France. Former positions: Ms Law is formerly group president Asia, Middle East, Africa and Latin America for General Mills Inc. and served in the company from 2012 - 2019. Prior to that, Ms Law held a number of executive positions from 2005 - 2012 in Johnson & Johnson Company in Asia Pacific, before assuming the role of vice president for skincare business worldwide. From 1992 - 2003, Ms Law was with The Proctor & Gamble Company and has held various international marketing leadership positions. Special competences: Global Corporate Leadership; Technology, data & digital; Business development, M&A and external innovation sourcing; Human capital management. Education: 1991 MBA, INSEAD, France. 1988 BA of Social Sciences, University of Hong Kong, Hong Kong, China. Ms Law is a Chinese national, born January 1967. Martin Mackay Member of the Board First elected in 2018 Most recently elected in 2022 Chair of the Research & Development Committee Member of the Remuneration Committee Independent Positions and management duties in other enterprises: Co - founder, chair of the board of directors and CEO of Rallybio LLC*, US. Member of the board of directors of Charles River Laboratories International, Inc.*, US. Senior advisor to New Leaf Venture Partners, LLC, US. Board committee memberships in other enterprises: Member of the science & technology committee and the finance committee, Charles River Laboratories International, Inc.*, US. Former positions: From 2010 to 2013 Mr Mackay was president of global research and development at AstraZeneca plc., UK. Prior to that, Mr Mackay held a number of positions at Pfizer, Inc., US, from 1995 to 2010, including the roles as president and senior vice president within research and development. Mr Mackay was visiting professor at the Department of Pharmacy at King’s College, London, UK, from 1998 to 2006 and at the Department of Biomedical Sciences at the University of Lincoln, UK, from 1998 to 2014. Special competences: Global corporate leadership; Healthcare and pharma industry; Medicine & science; Technology, data & digital; Business development, M&A and external innovation sourcing; Human capital management. Education: 1984 Doctorate/PhD, University of Edinburgh, UK. 1979 BSc (First Class Honours) in Microbiology, Heriot - Watt University, Edinburgh, UK. Mr Mackay is a US national, born April 1956. The individual candidates (continued) *public company

Annual General Meeting 2023 15 Novo Nordisk Elisabeth Dahl Christensen Member of the Board (employee - elected board member) First elected in 2022 Most recently elected in 2022 Member of the Remuneration Committee Not independent Positions and management duties: Full - time union representative, Novo Nordisk A/S. Board committee memberships in other enterprises: None. Education: 1989 Laboratory technician from Slagteriskolen in Roskilde, Denmark. Ms Christensen is a Danish national, born November 1965. Education: 2018 Board Leadership Programme, Copenhagen Business School. 2014 Board Leadership Masterclass, Copenhagen Business School. 2011 Master of Medical Business Strategy, Copenhagen Business School. 1992 MSc, Pharmacy, University of Copenhagen. Ms Hyveled is a Danish national, born January 1966. Employee representatives are elected for a four - year term by the employees in Novo Nordisk A/S in Denmark. The most recent election of employee representatives was conducted in February 2022 and the employee representatives took office on the day of the Annual General Meeting on 24 March 2022 . The term for the current employee representatives will expire in March 2026 . The current employee representatives are listed below. Employee - elected board members *public company Liselotte Hyveled Member of the Board (employee - elected board member) First elected in 2022 Most recently elected in 2022 Member of the Research & Development Committee Not independent Positions and management duties: Chief Patient Officer and Principal Vice President of Patient Voice Strategy & Alliances, Novo Nordisk A/S. Board committee memberships in other enterprises: None. Former positions: From 2014 to 2018 Ms Hyveled was an employee elected member of the Board of Directors of Novo Nordisk A/S.

Annual General Meeting 2023 16 Novo Nordisk Mette Bøjer Jensen Member of the Board (employee - elected board member) First elected in 2018 Most recently elected in 2022 Member of the Audit Committee Not independent Positions and management duties: Wash & Sterilisation Specialist in Product Supply, Novo Nordisk A/S. Board committee memberships in other enterprises: None. Education: 2010 Graduate Programme (HD) in Business Administration (Strategic management and business development), Copenhagen Business School, Denmark. 2001 MSc in Biotechnology, Aalborg University, Denmark. Ms Jensen is a Danish national, born December 1975. Thomas Rantzau Member of the Board (employee - elected board member) First elected in 2018 Most recently elected in 2022 Member of the Nomination Committee Not independent Positions and management duties: Area specialist in Product Supply, Novo Nordisk A/S. Board committee memberships in other enterprises: None. Education: 2003 Degree in food engineering, DTU, Denmark. 1992 Diploma as dairy technician. Mr Rantzau is a Danish national, born March 1972. *public company

Annual General Meeting 2023 issued by Novo Nordisk A/S – Novo Alle 1, 2880 Bagsværd, Denmark – CVR no. 24256790, +45 4444 8888 (switchboard), novonordisk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 22, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer